EXHIBIT 99.2

RECENT DEVELOPMENTS

The term “TotalEnergies” or the “Company” in this exhibit is used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate and independent legal entities.

TotalEnergies confirms the first interim dividend of €0.85/share for fiscal year 2025, an increase of 7.6% compared to 2024

On April 29, 2025, the Board of Directors of the Company (the “Board of Directors”) met, under the chairmanship of Mr. Patrick Pouyanné, Chairman and Chief Executive Officer, and decided on the distribution of a first interim dividend of 0.85 €/share for fiscal year 2025, an increase of 7.6% compared to the three interim dividends paid for fiscal year 2024 and identical to the final ordinary dividend for fiscal year 2024. This increase is in line with the shareholder return policy announced by the Board of Directors in February 2025.

This interim dividend will be paid in cash exclusively, according to the following timetable:

	Shareholders	American Depositary Shares holders

Ex-dividend date	October 1, 2025	September 30, 2025

Payment date	October 3, 2025	October 22, 2025

Antwerp platform adapts to energy transition challenges and market trends

On April 22, 2025, TotalEnergies’ Antwerp platform provided an update on its investments for the future and announces plan to reconfigure its petrochemicals operations to strengthen competitiveness. A key industrial site for TotalEnergies for more than 75 years, the Antwerp platform is based on an integrated business model, which guarantees the resilience of its operations.

Adapting to accelerate decarbonization of the platform and the transportation industry

Thanks to green hydrogen, the Antwerp platform is speeding up its own decarbonization. As part of a 200 MW Air Liquide electrolyzer project, TotalEnergies has signed a tolling agreement for 130 MW dedicated to the annual production of 15,000 tons of green hydrogen for its Antwerp platform. Upstream of the electrolyzer, TotalEnergies is expected to supply green electricity thanks to its OranjeWind offshore wind project. Scheduled for the end of 2027, the project aims to reduce CO2 emissions at the Antwerp site by up to 150,000 tons per year and contribute to the European targets (RED III) for renewable energy in transport.

Thanks to the production of sustainable aviation fuel (SAF), Antwerp is expected to contribute to its aviation customers’ energy transition, helping them meet the challenge of reducing their carbon footprint. An initial project to produce 50,000 tons a year of SAF via coprocessing is expected to be implemented at the Antwerp platform in 2025. Coprocessing is a SAF production method that enables the simultaneous treatment of hydrocarbons and biomass in a conventional refining unit.

Thanks to process electrification and battery-based energy storage, the platform is contributing respectively to the decarbonization of its industrial operations and to the growing need to balance Belgian and European high-voltage transmission grids. With a power rating of 25 MW and capacity of 75 MWh, Antwerp’s battery storage system is TotalEnergies’ biggest in Europe. Commissioned last year, it helps offset the intermittency of renewable energies to encourage their development.

Adapting to meet changing market needs and address overcapacity in petrochemicals

Alongside these future-focused developments, the Antwerp platform is also facing considerable overcapacity in the petrochemicals market. In the light of the significant surplus of ethylene expected in Europe, TotalEnergies thus intends to cease operating its oldest steam cracker in Antwerp by the end of 2027.

Indeed, the latter was historically dependent on a major contract with a third-party user of the ethylene produced, which recently decided not to renew it by the end of 2027. As a result, the steam cracker, which is not integrated to TotalEnergies' downstream polymer production, will no longer have any outlets for its ethylene production.

The unit shutdown will allow the site to focus on its more recent steam cracker, whose ethylene production is entirely consumed by TotalEnergies' industrial units in Antwerp and Feluy. The reconfiguration will be conducted without any layoffs.

The 253 employees concerned will each be offered a solution aligned with their personal situation: retirement or an internal transfer to another position based at the Antwerp site. This project is subject to the legally required employee consultation and notification process, which TotalEnergies planned to initiate with representatives of Antwerp platform employees in late April.

United States: First oil from the ballymore offshore field

On April 21, 2025, TotalEnergies announced the start of production from the deepwater Ballymore field offshore U.S., in which the Company has a 40% interest alongside operator Chevron (60%).

Located 120 kilometers off the Louisiana coast and launched in May 2022, Ballymore has a total daily gross production capacity of 75,000 barrels of oil per day and 50 million cubic feet of gas per day tied back to the Chevron operated Blind Faith floating production unit. At plateau, Ballymore is expected to represent close to 30,000 boe/d net of cash-accretive production for TotalEnergies. The project utilizes existing infrastructure as well as standardized equipment to ensure lower development costs and lower emission intensity.

Liquefied Natural Gas: TotalEnergies to supply 400,000 tons of LNG per year for 15 years in the Dominican Republic

On April 15, 2025, TotalEnergies signed an agreement (HoA) with Energia Natural Dominicana (ENADOM), the Joint Venture between AES Dominicana and Energas in the Dominican Republic, for the delivery of 400,000 tons of LNG per year. Subject to the finalization of the SPAs, this agreement is set to start in mid-2027, for 15 years, with the price indexed to Henry Hub.

This agreement is expected to enable ENADOM to supply natural gas to the 470 MW combined-cycle power plant, currently under construction, which is expected to increase the country's electricity generation capacity. This project contributes to the energy transition of the Dominican Republic by reducing its dependence on coal and fuel oil through the use of a less carbon-intensive energy source, natural gas.

Liquefied Natural Gas: TotalEnergies to offtake 1.5 Mtpa of LNG from the future Train 4 of Rio Grande LNG Facility

On April 15, 2025, TotalEnergies signed a Sales and Purchase Agreement (SPA) with NextDecade to buy 1.5 million tons per annum (Mtpa) of liquefied natural gas (LNG) from the future Train 4 liquefaction unit at the Rio Grande LNG facility. The SPA, of a duration of twenty years, is subject to NextDecade taking a positive Final Investment Decision (FID) on Train 4.

TotalEnergies holds a 16.7% stake in the first phase of the Rio Grande LNG facility, which consists in 3 LNG trains currently under construction in southern Texas. TotalEnergies previously agreed to purchase 5.4 Mtpa of the approximately 17.5 Mtpa produced by the first phase, which is expected to start up in 2027. TotalEnergies also holds a 17.5% stake in NextDecade, Rio Grande’s shareholder and operator.

Integrated Power: TotalEnergies closes three international acquisitions of renewable portfolios

On April 2, 2025, following the agreements signed in 2024, TotalEnergies confirmed the closing of its acquisitions of VSB Group, a European wind and solar developer with extensive operations in Germany, and SN Power, which develops hydropower in Africa, particularly Uganda. TotalEnergies also announced new deals with renewables developer RES, with a view to acquiring renewables projects in Alberta, and the closing of a first project acquisition.

Europe: TotalEnergies has closed the acquisition of VSB, and is strengthening its integrated electricity business, particularly in Germany

This deal strengthens TotalEnergies’ integrated electricity business in Germany, which represents half of VSB’s portfolio, adding to the recent acquisitions of battery storage developer Kyon Energy and energy manager Quadra Energy, as well as the Company’s offshore wind positions in the country.

VSB’s more than 15 GW pipeline is also expected to increase TotalEnergies’ renewables pipeline in Europe to over 40 GW of capacity, in addition to the 7 GW already in operation or under construction. Given its targeted strategy for certain key European markets, the Company has decided to start the divestment process for the VSB-developed Puutionsaari project in Finland (440 MW wind and solar).

Africa: TotalEnergies has closed the acquisition of SN Power and is pursuing the implementation of its multi-energy strategy, particularly in Uganda

The acquisition of SN Power is expected to allow TotalEnergies to implement its multi-energy strategy in Uganda, where the Company is already active in exploration and production. The Bujagali hydropower plant (225 MW), for example, meets more than 25% of the country’s peak electricity demand. The transaction gives TotalEnergies a 28.3% stake in Bujagali, currently operating in Uganda, and a stake in two other projects under development in Rwanda (206 MW) and Malawi (360 MW). The deal also gives TotalEnergies a team of hydropower development experts, strengthening its competencies in this field.

Canada: TotalEnergies has signed agreements to acquire certain wind and solar projects and closed the acquisition of a solar farm in Alberta

The Company has signed agreements with RES to acquire certain wind and solar projects under development in Alberta, amounting to total capacity of more than 800 MW. TotalEnergies has also just closed the acquisition of Big Sky Solar (184 MW), a solar facility in Alberta that was commissioned at the end of February. More than two thirds of the electricity produced by Big Sky Solar is expected to be sold under a long-term power purchase agreement (PPA). The remainder is expected to be sold on the electricity market by TotalEnergies, which also expects to sell the carbon credits generated by the facility under Alberta’s regulated carbon emissions program.

Clarification: The Grandpuits Conversion into a Zero-Crude Platform continues and TotalEnergies is expected to meet all its commitments

On March 31, 2025, the company announced that the ongoing conversion of the Grandpuits refinery is entering a key phase. Over 1,200 people are working on the project, which includes the launch of an advanced plastics recycling unit, the first in France to use this particular technology, and the construction of a biorefinery for the production of Sustainable Aviation Fuels (SAF). Once completed, this vast project aims to be the Company’s first zero-crude platform.

The complex construction operation, for which as much of the site's equipment as possible is reused, requires the mobilization and expertise of all the employees who know the Grandpuits site. Some projects due to arrive in the second phase — biogas and mechanical recycling — have been suspended and the employees who were to join them are assigned, with their agreement, to the success of the first two major projects. In line with its plans at the outset of the project in 2020, TotalEnergies confirms that 250 jobs will be maintained at Grandpuits following the conversion.

Within a few months, Grandpuits is expected to be able to produce 10,000 tons a year of pyrolysis oil from recycled plastic, and from the beginning of 2026, up to 230,000 tons a year of Sustainable Aviation Fuel.

Norway: TotalEnergies and partners launch the 2nd phase of Northern Lights CCS project

On March 27, 2025, TotalEnergies and its partners, Equinor and Shell, announced the Final Investment Decision (FID) of the second phase of the Northern Lights development, which is expected to increase the project transport and storage capacity from 1.5 million to more than 5 million tons of CO2 per year from 2028.

The first phase of Northern Lights is completed and ready to receive CO2 from industrial emitters. Operations are expected to start this summer, with the first CO2 transportation by ship from Heidelberg Materials’ cement factory in Brevik, Norway and its injection and permanent storage into a reservoir 2,600 meters below the seabed, off the coast of Øygarden, western Norway.

The second phase represents an investment of NOK 7.5 billion (~$700 million) and leverages existing onshore and offshore infrastructures. This expansion includes new onshore storage tanks, pumps, a jetty, injection wells and transport vessels - which are all expected to be completed for a start-up by the second half of 2028.

This FID of this second phase follows the signing of a 15-year commercial agreement between Northern Lights and the Swedish district energy provider, Stockholm Exergi, for the cross-border transport and storage of 900,000 tons of biogenic CO2 emissions annually, starting in 2028. Stockholm

Exergi is the 5th company to commit with Northern Lights for transport and storage of its CO2 emissions, after Heidelberg Materials and Celsio in Norway, Yara in the Netherlands and Ørsted in Denmark. In addition, Northern Lights is in advanced discussions with several large European industrial customers to market the remaining storage capacity.

TotalEnergies publishes its Sustainability & Climate 2025 Progress Report and further strengthens its emissions reduction targets

On March 27, 2025, TotalEnergies published its Sustainability & Climate - 2025 Progress Report, which presents the progress of its transition strategy. This report completes the sustainability report that was integrated into the Universal Registration Document in application of the CSRD1.

TotalEnergies sees, in 2024, the rewards of its integrated and balanced multi-energy strategy

This strategy, which combines profitable growth and sustainable development, is anchored on two pillars: oil & gas (notably LNG) and electricity (notably renewable), the energy at the heart of the transition. It proved its relevance once again this year: TotalEnergies was the most profitable Major for the third year in a row with a 14.8% ROACE2, while also being the Major that invests the most in the energy transition, with close to $5 billion invested in 2024 in low carbon energies, primarily in electricity and renewables.

In hydrocarbons, TotalEnergies continues to develop and produce oil & gas in a responsible manner thanks to its low-cost, low-emission portfolio, as illustrated by its 2024 achievements in emissions reductions:

-	Scope 1+2 greenhouse gas emissions from operated oil & gas facilities[3] (100%) : -36% compared to 2015

-	Decrease in the Scope 1+2 emissions intensity of upstream oil & gas activities to 17 kg CO2e/boe, in continuous improvement since 2020

- Methane emissions already among the lowest in the peer group: -55% compared to 2020; exceeded the -50% target in 2025 a year ahead of schedule

In gas, a transition energy that complements the intermittency of renewables in electricity generation and is a virtuous alternative for countries burning coal for power generation, TotalEnergies estimates that its LNG sales contributed to its clients avoiding about 65 Mt of CO2e emissions in 2024. TotalEnergies believes that sharing technologies and best practices is essential if the entire sector is to evolve. As such, the Company has been a very active contributor to the Oil & Gas Decarbonization Charter (OGDC) since its creation at the end of 2023. This large-scale initiative now brings together 55 national and international companies representing almost 45% of the world’s oil and gas production, working together to reduce the industry's GHG emissions, notably methane.

In electricity, TotalEnergies continues to build a profitable and differentiated business model, which is quickly becoming one of the Company’s cash engines. In 2024, TotalEnergies invested $4 billion in Integrated Power, increased its net electricity production by 23%, and passed the 10% milestone of electricity in its sales mix. This growth contributed to lowering the lifecycle carbon intensity of the Company’s energy products sold by 16.5% in 2024 compared to 2015, exceeding the initial target of -14%.

In 2025, TotalEnergies stays the course and further strengthens its emissions reduction targets

Thanks to its achievements to date, TotalEnergies stays the course of its strategy and is now the Major most committed to the energy transition. The Company has decided to further enhance its emissions reduction targets for 2025:

-	Methane emissions from our operated facilities[4] (100%): new target of -60% in 2025 compared to 2020 (vs -50% previously), along with the deployment of continuous detection means for emissions at all our upstream operated assets

1 Corporate Sustainability Reporting Directive

2 Return On Average Capital Employed

3 Operated oil & gas facilities: facilities operated by the Company as part of its Upstream oil and gas activities as well as in its Refining & Chemicals and Marketing & Services segments. Facilities for power generation from renewable sources or natural gas, such as combined-cycle natural gas power plants are therefore excluded from this perimeter and are reported in the overall Scope 1&2.

-	Scope 1+2 emissions from our operated facilities (100%): < 37 Mt CO2e in 2025 (vs < 38 Mt previously)

-	Lifecycle Carbon intensity of energy products sold: new target of -17% in 2025 compared to 2015 (vs -15% previously).

Report presentation at 2:00 PM (Paris time)

The Sustainability & Climate – 2025 Progress Report was presented online by Mr. Aurélien Hamelle, President Strategy & Sustainability, and Ms. Namita Shah, President OneTech. The presentation was followed by a Q&A session. The event was webcasted on the totalenergies.com website from 2:00 PM (Paris time). Presentation deck and the report was available on the website.

Mozambique LNG: TotalEnergies welcomes the launch of official investigations in Mozambique

On March 26, 2025, following allegations of human rights abuses raised by media outlets in 2024 that would have been committed by members of Mozambique’s Defence and Security Forces in the Afungi Peninsula in the Cabo Delgado province around the summer of 2021, Mozambique LNG (TotalEnergies 26.5%) has asked in November 2024 the Mozambican authorities to open a formal investigation into such allegations, in order to ascertain what happened.

On the occasion of his meetings end of January with the new authorities of Mozambique, notably the President Daniel Chapo, Patrick Pouyanné, CEO of TotalEnergies, stressed the importance of such an investigation being conducted in accordance with the rule of law and sovereignty of the Mozambican state.

TotalEnergies welcomes the announcement made on 4 March 2025 by the Attorney General of Mozambique who confirmed that a criminal investigation had been opened into these allegations. Mozambique LNG will fully cooperate with the authorities in this respect.

In addition, TotalEnergies has also requested the intervention of the Mozambican Commission on Human Rights (CNDH) to conduct its own investigation into these allegations. We are pleased that the CNDH confirmed on 25 March 2025 that it will carry out its own assessment of all relevant information to ensure that the facts are duly ascertained and that the rights of the parties involved are fully respected. In particular, the CNDH has stated that it will follow the investigation launched by the Mozambican judicial authorities to ensure that it is conducted in a transparent, fair and impartial manner.

Germany: TotalEnergies Pursues Growth in Electricity by Launching Six New Battery Storage Projects

On March 26, 2025, on the occasion of Patrick Pouyanné’s participation in the Europe 2025 conference in Berlin, and in connection with the Company’s integrated development in the country’s electricity sector, TotalEnergies announced investment decisions for six battery storage projects. In total, these projects amount to 221 MW of new storage capacity and an investment outlay of €160 million.

These projects were developed by Kyon Energy, a TotalEnergies affiliate acquired in 2024, and most are expected to use next-generation batteries supplied by Saft, a TotalEnergies affiliate and leader in advanced battery technology. Construction began at the end of 2024, and commissioning is planned for early 2026.

The launch of these projects marks a major milestone in TotalEnergies’ development of battery energy storage capacity in Germany, where the Company has operations in the production, trading, aggregation and commercialization of clean firm power. This storage capacity is expected to allow TotalEnergies to contribute to the resilience of the German power system, by reducing congestion and adding flexibility in order to quickly boost the country’s renewables sector.

TotalEnergies expands its integrated power operations in Germany

These batteries round out TotalEnergies’ German electricity portfolio, which consists of:

▪	7 GW4 of onshore wind and solar in development and 200 MW1 installed or under construction;

▪	6.5 GW net of offshore wind in development;

▪	2 GW of storage capacity in development and 321 MW under construction;

4 Subject to the closing of the VSB acquisition

▪	9 GW of electricity aggregation capacity managed by Quadra Energy ;

▪	6,900 developed and operated charge points, including 1,100 with high-power charging.

Energy storage, a key part of our integrated electricity strategy

Energy storage plays a key role in offsetting the intermittence of renewable power. Their development is therefore necessary to enable TotalEnergies to offer Clean Firm Power to its customers, i.e. the continuous, stable supply of renewable electricity. Batteries also help to maximize the value of TotalEnergies’ portfolio, especially through its trading activities. The Company leverages the expertise of its Saft affiliate for the supply of the best battery storage systems for its needs.

Convening of the Annual Shareholders’ Meeting on May 23, 2025

On March 24, 2025, The Company announced that the Board of Directors of TotalEnergies SE met on March 19, 2025 under the chairmanship of Mr. Patrick Pouyanné, Chairman and Chief Executive Officer. It has decided to convene the Ordinary and Extraordinary Shareholders’ Meeting of the Corporation on Friday, May 23, 2025. The Notice of Meeting will be published soon in France's BALO (Bulletin des Annonces Légales et Obligatoires) and will be available on the Company's website. The Board of Directors also approved the documents that will be submitted to shareholders at the Annual Meeting, including the Management Report.

Company Governance

The directorships of Mrs. Lise Croteau, Mrs. Maria van der Hoeven, Mr. Jean Lemierre as well as Mrs. Emma de Jonge, director representing employee shareholders, expire at the end of the Annual Shareholders' Meeting on May 23, 2025.

On the proposal of the Governance and Ethics Committee, the Board of Directors decided to submit to the Shareholders’ Meeting on May 23, 2025 the renewal for a period of three years of the directorships of Mrs. Lise Croteau.

In view of the corporate governance practice of the Corporation’s Board of Directors, according to which a director must not reach the age of 75 during her or his term of office, Mrs. Maria van der Hoeven and Mr. Jean Lemierre did not seek the renewal of their mandates.

The Board of Directors warmly thanks Mrs. Maria van der Hoeven for her exceptional contribution to the Board who for almost 10 years provided the Board with the benefit of her knowledge of the global energy economy, the challenges of the energy transition and the associated geopolitical issues. In her capacity as Chair of the Audit Committee since 2021, Maria van der Hoeven has notably overseen this Committee's work on taking account of regulatory developments in extra-financial reporting.

The Board of Directors would also like to express its special thanks to Mr. Jean Lemierre, who provided the Board throughout his term of office with the benefit of his long experience of the financial world, both in France and internationally as well as of governance of large French companies. His opinion was invaluable to the work of the Board and its committees, notably the Governance and Ethics Committee and the Strategy & CSR Committee.

The Board of Directors has decided to propose to the Shareholders’ Meeting the appointment of two new independent directors, Mrs. Helen Lee Bouygues and Mr. Laurent Mignon, for a three-year term, replacing Mrs. Maria van der Hoeven and Mr. Jean Lemierre.

Of Korean origin and American and French nationality, Mrs. Helen Lee Bouygues has been residing in France since 2004. She holds a MBA from Harvard Business School. For over 25 years, she has been supporting the strategic transformation of leading French and international companies. Thanks to her extensive experience as a director and member of audit committees of listed companies, such as Neoen SA and Viridien SA (formerly CGG), Helen Lee Bouygues has developed a broad understanding of the various challenges faced by companies, particularly in the energy sector. She will thus bring her financial and strategic expertise to the Board.

Mr. Laurent Mignon, a French national, a graduate from HEC and from the Executive Program at Stanford, is Chairman of the Executive Board (Président du Directoire) of Wendel, an investment company, and Chairman of the Board of Directors of Bureau Veritas, in which Wendel holds a controlling interest in Bureau Veritas and fully consolidates.

He will bring to the Board his leading expertise in the banking and financial sector and the wealth of his experience in investments and general management of listed companies. Throughout his career, he has successfully led the transformation and development of the companies he has managed, with a constant desire to create sustainable value.

The appointment of a new director representing employee shareholders, replacing Ms. Emma de Jonge, will also be submitted to the vote of the Shareholders’ Meeting. The Board will recommend to the Shareholders’ Meeting the candidacy of Ms. Valérie Della Puppa-Tibi, presented by the collective investments fund (FCPE) TotalEnergies Actionnariat France (TAF), i.e., the largest employee shareholding fund in terms of share of capital held (4.82% of the Corporation's capital as of December 31, 2024). Ms. Valérie Della Puppa-Tibi, who was already a member of the Board of Directors from 2019 to 2022, will therefore immediately be able to contribute fully to the work of the Board. The Board thanks Ms. Emma de Jonge for her active contribution to the work of the Board.

At the end of the Shareholder’s Meeting on May 23, 2025, if the Board proposed resolutions are approved, the Board of Directors will be composed of 14 members, of whom 8 will be French and 6 Internationals. The proportion of independent directors as defined by the AFEP-MEDEF Code will stand at 82%, in line with best standards. The proportion of women and men will be 45% and 55% respectively.

Sustainability & Climate - 2025 Progress Report

During the Shareholders’ Meetings of 2023 and 2024, in response to consultative resolution projects submitted at the initiative of shareholders, the Board of Directors reaffirmed its strong commitment to shareholder dialogue and invited shareholders who wish to open a debate with the Board of Directors to place an item on the agenda of the Shareholders’ Meeting as provided for in the French Commercial Code, emphasizing that "this would be a better way to engage in dialogue with shareholders in the future”.

In a context of major regulatory changes (CSRD) and controversies regarding the practice of Say on Climate through consultative resolutions, the Board of Directors conducted a review of the practices of its peers, market developments, and a consultation with shareholders and proxy advisors to gather their expectations regarding Say on Climate.

Following this review, the Board of Directors decided to include a formal item for debate (without a resolution submitted to the shareholders' vote) on the agenda of the Shareholders’ Meeting on May 23, 2025, concerning the Sustainability & Climate - 2025 Progress Report. This report accounts for the progress made in implementing the Corporation’s ambition in terms of sustainable development and energy transition towards carbon neutrality, as well as its objectives in this area by 2030.

The Board of Directors intends to make this practice of including an item on the agenda a permanent feature at future shareholders’ meetings. In the event of a significant change in the strategy, a consultative vote by shareholders on the Sustainability & Climate strategy would be initiated by the Board of Directors.

The Board of Directors reminds that it is entitled not to accept the inclusion of consultative shareholder resolutions on the agenda that would encroach on the Board's own competencies under French law, particularly in matters of governance or strategy, as confirmed by the President of the Nanterre Commercial Court in relation to the Corporation’s 2024 Shareholders’ Meeting. However, it invites shareholders who wish to do so to propose items for debate on the agenda of the Shareholders’ Meeting or to question the Board through written questions.

The Sustainability & Climate - 2025 Progress Report was presented online on March, 27 2025, followed by a Q&A session. The event was webcasted live on totalenergies.com from 2:00 pm (Paris time). The Report and presentation material was available on the website.

Germany: TotalEnergies and RWE join forces on green hydrogen to decarbonize the Leuna refinery

On March 12, 2025, in line with its 2030 ambition to decarbonize the hydrogen used in its European refineries, TotalEnergies signed an agreement with the German developer RWE to supply 30,000 tons a year of green hydrogen to the German Leuna refinery for fifteen years, beginning in 2030.

The green hydrogen is expected to be produced by a 300 MW electrolyzer, built and operated by RWE in Lingen. Green hydrogen storage is expected to be provided locally. The green hydrogen is expected to be delivered by a 600 km pipeline to the gates of the refinery and aims to prevent the site’s emission of some 300,000 tons of CO2 beginning in 2030. This is one of the largest quantity of green hydrogen ever contracted from an electrolyzer in Germany.

Offshore Wind: TotalEnergies and Partners Inaugurate 640 MW Yunlin Wind Farm in Taiwan

On March 4, 2025, during a ceremony held in Taipei, TotalEnergies and its partners announced the successful inauguration of the Yunlin offshore wind farm in Taiwan, which is now fully operational and generating renewable electricity at its planned capacity of 640 MW.

A new milestone for TotalEnergies in Asia

TotalEnergies holds a 29.46% stake in Yunneng Wind Power Co., Ltd., the joint venture responsible for the project. The other stakeholders include Skyborn Renewables with 31.98%, EGCO Group with 26.56%, and Sojitz with 12%.

The development and construction of the Yunlin project were led by Skyborn with the support of the other partners. Following the Commercial Operations Date (COD), expected in June 2025, TotalEnergies will take the lead in technical operations management, whilst Skyborn Renewables will continue to lead other management services.

In Asia, TotalEnergies owns a renewable energy portfolio (solar, wind, batteries) of over 23 GW gross, across all stages, from development to construction and operation. Of this capacity, 50% is already operational or under construction.

One of the largest offshore wind farms in Taiwan

The Yunlin offshore wind farm is located about 15 kilometers off the west coast of Taiwan, at water depths of up to 35 meters. The project consists of 80 wind turbines, each with 8 MW capacity. The electricity generated is fed into the Taiwanese grid and contracted to Taiwan Power Company (TPC) through two 20-year Power Purchase Agreements (PPAs) at an average rate of $165/MWh.

The Yunlin offshore wind farm produces 2.4 TWh of renewable electricity per year, powering over 600,000 Taiwanese households and reducing CO2 emissions by approximately 1.2 million tons.

Jeunes Agriculteurs and TotalEnergies Strengthen Their Partnership for the Energy Transition of the Agricultural World

On February 26, 2025, TotalEnergies and Jeunes Agriculteurs (JA) announced the signing of a cooperation protocol aimed at supporting young farmers in the energy transition, thus contributing to the sustainability of their farming activities and attracting younger generations to agriculture.

Since 1986, TotalEnergies has partnered with Jeunes Agriculteurs through its involvement as a founding member of the "Terres Innovantes" endowment fund and as a premium partner of "Terres de JIM," an annual event that promotes and enhances the farming profession. The new cooperation framework signed today between TotalEnergies and Jeunes Agriculteurs covers the following areas:

•	The development of sustainable energy solutions adapted to farms and agricultural sectors (biogas, agrivoltaics).

•	Supporting young farmers in implementing more energy-efficient practices.

•	Technological innovation through the implementation of pilot agri-energy projects and their experimental monitoring.

•	Financing energy transition projects that comply with the plans and future contracts developed by Jeunes Agriculteurs.

TotalEnergies and Jeunes Agriculteurs share a common desire to provide solutions and tools adapted to the challenges and needs of farmers. This will be reflected in collaboration between their teams through working groups, meetings, and experience sharing.

Biogas in France: TotalEnergies Starts Its 2nd Largest Unit in Normandy

On February 26, 2025, TotalEnergies announced the commissioning of BioNorrois, its 8th biomethane production unit5 in France, located in Fontaine-le-Dun (Normandy). It is expected to inject 153 GWh of biomethane per year into the natural gas transport network operated by GRTgaz, equivalent to the average annual gas consumption of more than 30,000 inhabitants.

5 In France, TotalEnergies operates 8 biomethane production units, which inject renewable gas into the gas network, and 8 biogas production units providing electricity and heat through cogeneration.

The French sugar group Cristal Union, partner in the project and 10% shareholder, is expected to provide beet pulp, residues from its adjacent production site, to the biomethane plant, which is expected to represent up to 80% of the 185,000 tons of organic materials used.

The 150,000 tons of digestate (natural fertilizer, co-product of anaerobic digestion) produced annually by the unit is expected to be fully utilized by Cristal Union and the Norman cooperative NatUp with partner farms, to support them in their transition to the use of sustainable and locally produced fertilizers. This new territorial installation aims to save more than 5,500 tons of chemical fertilizers each year and avoid emitting 30,000 tons of CO2.

The development of BioNorrois is the result of consultation with all local stakeholders, including more than 130 farmers and agri-food industries as well as local administrations and officials, allowing the project to adapt to the needs of the territory.

TotalEnergies Joins Forces with Air Liquide to Decarbonize its Refineries in Northern Europe with Green Hydrogen

On February 18, 2025, In line with its 2030 ambition to decarbonize the hydrogen used in its European refineries, TotalEnergies signed agreements with Air Liquide to develop two projects in the Netherlands, for the production and delivery of some 45,000 tons a year of green hydrogen produced using renewable power, generated mostly by the OranjeWind offshore wind farm, developed by TotalEnergies (50%) and RWE (50%). These projects aims to cut CO2 emissions from TotalEnergies’ refineries in Belgium and the Netherlands by up to 450,000 tons a year and contribute to the European renewable energy targets in transport.

Green hydrogen production by TotalEnergies and Air Liquide

The two companies have signed an agreement to set up a joint venture, equally held by TotalEnergies (50%) and Air Liquide (50%), which is expected to build and operate a 250 MW electrolyzer near the Zeeland refinery. This project is expected to enable the production of up to 30,000 tons of green hydrogen a year, most of which is expected to be delivered to Zeeland’s platform. The electrolyzer is expected to be commissioned in 2029 and aims to cut the site’s CO2 emissions by up to 300,000 tons a year. This project represents a global investment of around €600 million for both partners and has made requests for support under European and national subsidy programs. Project funding will also be sought by the partners.

Supplying TotalEnergies’ Antwerp platform with green hydrogen

In addition, as part of Air Liquide's 200 MW ELYgator electrolyzer project located in Maasvlakte (Netherlands), TotalEnergies has signed a tolling agreement for 130 MW to be dedicated to the production of 15,000 tons per year of green hydrogen for the TotalEnergies platform in Antwerp. Under this agreement, TotalEnergies is expected to supply the renewable electrons produced by the OranjeWind project to Air Liquide to be transformed into green hydrogen. The project is expected to be operational by the end of 2027 and aims to reduce CO2 emissions at the Antwerp site by up to 150,000 tons per year.

TotalEnergies and the decarbonization of its European refineries

TotalEnergies is committed to reducing the carbon footprint of producing, converting and supplying energy to its customers. One of the pathways identified by the Company is using low-carbon hydrogen to decarbonize its European refineries, a move that should help reduce its annual CO2 emissions by around three million tons by 2030. In order to fully decarbonize the hydrogen used in its European refineries, TotalEnergies has already contracted over 170,000 tons of green hydrogen annually at: La Mède, Grandpuits and Normandy in France, Leuna in Germany and its refineries in Belgium and the Netherlands.

TotalEnergies, Masdar and EPointZero Sign Framework for Action to Drive Clean Energy Access in Africa and Asia

On February 17, 2025, Abu Dhabi Future Energy Company PJSC – Masdar, the UAE’s clean energy leader, TotalEnergies and EPointZero, the decarbonization arm of 2PointZero, a transformational global investment platform, signed a Framework for Action (FFA) agreement to drive access to clean energy in emerging markets and developing economies in Africa and Asia.

The agreement follows the UAE President His Highness Sheikh Mohamed bin Zayed Al Nahyan’s visit to France and meeting with French President His Excellency Emmanuel Macron, where they reaffirmed the strong strategic partnership between the two countries and discussed developing collaboration in key sectors such as climate action, energy, artificial intelligence and advanced technology.

Under the agreement, Masdar and TotalEnergies will strengthen their cooperation to provide reliable and sustainable electricity to local communities in Africa and support its long-term energy systems transformation, and to jointly develop some new clean energy opportunities in Southeast Asia. TotalEnergies and EPointZero will aim to explore partnership opportunities to support India’s clean energy ambitions, including through solar, wind and energy storage, to contribute to the country’s decarbonization efforts.

The FFA signing was witnessed by H.E. Dr. Sultan Al Jaber, UAE Minister of Industry and Advanced Technology, Chairman of Masdar, Patrick Pouyanné, Chairman and CEO of TotalEnergies, and H.E Mariam Almheiri, Group CEO of 2PointZero. The agreement was signed at the third plenary meeting of the UAE-France High Level Business Council in Paris on February 16 by Masdar’s Chief Executive Officer, Mohamed Jameel Al Ramahi, Stéphane Michel, TotalEnergies President for Gas Renewable and Power, and Peter Abraam, Chief Strategy and Growth Officer of IHC.

The FFA brings together these major companies under the Council’s umbrella to work together to expand their capabilities and increase access to clean energy in emerging markets and developing economies in Africa and Asia.

The UAE-France High Level Business Council was launched in July 2022 in the presence of UAE President His Highness Sheikh Mohamed bin Zayed Al Nahyan and Emmanuel Macron, President of the French Republic, with the aim of promoting economic exchanges and conveying the voice of UAE and French businesses to the highest public authorities, as well as to identify and implement private cross-investment projects.

The Council held its first plenary meeting in January 2023 and serves as an important catalyst for innovation and collaboration, reinforcing the UAE and France’s joint commitment to a sustainable, low-carbon future. The two nations have maintained a Comprehensive Strategic Energy Partnership since 2022 and launched the UAE-France Bilateral Climate Investment Platform last year.

TotalEnergies and ENI sign an agreement with Cyprus and Egypt for the export of Cyprus Block 6 gas through Egypt

On February 17, 2025, in the presence of President of Egypt Abdel Fattah El-Sisi and President of Cyprus Níkos Christodoulídis, TotalEnergies and ENI, partners in Cyprus offshore Block 6 (TotalEnergies 50%, ENI 50% operator), signed a Host Government Agreement (HGA) with the Arab Republic of Egypt and the Republic of Cyprus related to the development of Block 6 gas resources.

Signed during the Egypt Energy Show (EGYPES) with the Minister of Petroleum and Mineral Resources of the Arab Republic of Egypt, Karim Badawi, and the Minister of Energy, Commerce and Industry of the Republic of Cyprus, George Papanastasiou, this agreement is a key milestone towards the development of the Cronos gas field. Located in Cyprus Block 6, Cronos field was discovered in 2022 and successfully appraised in February 2024.

The agreement provides a framework allowing the Cronos gas to be processed in the existing Zohr facilities offshore Egypt and then liquefied in the Damietta LNG plant in Egypt, for export to European markets.

Following the signature of this agreement, the Block 6 partners are expected to proceed with the Cronos Development and Production Plan, in close collaboration with Cyprus authorities.

In Cyprus, TotalEnergies also has interests in Block 11 (50%, operator), Block 7 (50%, operator), and Block 8 (40%).

The "UAE-France High-Level Business Council" meeting was held with the participation of over 50 entities to Strengthen economic and investment cooperation

On February 17, 2025, The UAE-France High-Level Business Council held its third plenary meeting in Paris, co-chaired by H.E Dr. Sultan Al Jaber, UAE Minister of Industry and Advanced Technology, Managing Director and Group CEO of ADNOC and Patrick Pouyanné, Chairman and CEO of TotalEnergies. The meeting was attended by H.E Eric Lombard, French Minister of Economics and Finance and H.E Laurent Saint-Martin, French Minister of Foreign Trade, along with the participation of over 50 Emirati and French entities representing government, semi-government, and private sectors.

In his opening remarks, H.E Dr. Sultan Al Jaber conveyed the greetings of the UAE leadership, reaffirming the UAE’s long-standing bilateral relations with France spanning over 50 years and emphasized the commitment to continue strengthening the bilateral relations within the framework of a strategic partnership to achieve the shared aspirations of both nations for sustainable economic and social growth.

H.E Dr. Al Jaber emphasized that the meeting comes at a pivotal moment for both the UAE and France following the signing of the landmark ‘UAE-France Framework for Cooperation in Artificial Intelligence’ Agreement, witnessed by His Highness Sheikh Mohamed bin Zayed Al Nahyan, President of the United Arab Emirates and His Excellency, President Emmanuel Macron. This framework aims to enhance digital infrastructure and support the development of Artificial Intelligence (AI) technologies by establishing a 1-gigawatt AI complex, with investments ranging between €30 billion and €50 billion.

He emphasized also the important role of the Council in advancing bilateral economic ties and elevating them to new heights, stressing the importance of joint work to increase cooperation and achieve tangible results in strategic and priority sectors.

H.E Dr. Al Jaber shared the UAE experience in promoting investments that promote sustainable economic development, citing examples of global specialized institutions and companies, such as MGX, the UAE’s world-leading AI investor, and XRG, the UAE’s newly established international energy investment company, intends to drive value through strategic investments across gas, chemicals, low-carbon fuels, clean technologies and energy infrastructure.

Mr. Eric Lombard praised the dynamism of the bilateral economic relationship between France and the United Arab Emirates which has led to ambitious joint projects, particularly in artificial intelligence and ecological transition, two strategic objectives shared by our countries. France's Minister of the Economy, Finance and Industrial Sovereignty welcomed the UAE's contribution of up to €50Bn for the development in France of Europe's largest AI campus, announced on the margins of the AI Summit, which demonstrates that the two countries are aware of the stakes involved in the AI revolution.

Mr. Pouyanné said he was delighted that the High Council, which he welcomed to Paris for its third plenary meeting, was continuing to foster economic cooperation between the two countries. This structure has gradually established itself as a key player in facilitating the concrete implementation of commercial partnerships between French and Emirati companies in key areas such as energy, transport, investment and artificial intelligence. At once a forum for reflection, dialogue and action, the High Council has proved to be highly useful for the development of Franco-Emirati economic relations, which we should see continue to strengthen.

The Council reviewed the achievements made through the working groups over the past year, including the activation of the AI and Advanced Technology Working Group and holding the first regional business development meeting, in Masdar City, Abu Dhabi, which aims to enhance cooperation in priority sectors and create joint initiatives among the Council's members and working groups. The meeting engaged over 30 companies from both countries to explore new projects and economically viable opportunities.

The Council also commended the diverse partnerships that exist between Emirati and French companies across various sector, including, energy, climate, transportation, logistics, investments, and AI. It called for doubling efforts to expand and create new cooperation and to strengthen partnerships across various sectors to enhance industrial integration and create a more resilient economic environment.

During the meeting, several joint strategic projects were showcased, including the inauguration of the CMA Terminals container terminal at Khalifa Port on December 12, 2024. This joint venture between Abu Dhabi Ports Group (30%) and France’s CMA CGM (70%) represents an investment worth of AED 3.1 billion. As part of this project, Abu Dhabi Ports Group also launched its first inland dry port facility in Al Fayah, designed as an extension of the CMA Terminals station. It is strategically located between Abu Dhabi and Dubai, connected by land to Khalifa Port and serves as an inland container warehouse, enhancing supply chain efficiencies and reducing transportation costs.

The Business Council also showcased the “TAQANA Energy Solutions” facility at the Industrial City of Abu Dhabi (ICAD), a partnership between the Arab Development Establishment and Schneider Electric.

The partnership is focused on developing advanced energy solutions to support industrial growth in the UAE.

During the meeting, several partnerships were signed between private sector companies from both countries, including:

1.	A partnership framework between Masdar, TotalEnergies, and 2PointZero to support clean energy in emerging markets and developing economies in Africa and Asia.

2.	A memorandum of cooperation between ADNOC and Veolia on optimizing water consumption, in areas such as water recycling, reducing water use, minimizing the carbon footprint, and developing action plans for water loss reduction in the short, medium, and long term.

3.	A partnership between Abu Dhabi Ports and the French company Pascal to develop AI-driven solutions, including integrating AI models, quantitative analysis, and advanced algorithm development.

The meeting concluded with participants affirming their commitment to accelerating the implementation of programs and initiatives and expanding cooperation in priority sectors for both countries. The council also adopted its roadmap for the next year, focusing on implementing agreed-upon projects, exploring more cooperation opportunities between the private sectors of both countries, and holding the second regional business development meeting on the sidelines of the 4th edition of the “Make it in the Emirates” forum from May 19-22, 2025, in Abu Dhabi.

Bilateral Trade between the UAE and France

It is worth noting that trade relations between the two countries have witnessed significant increase, with non-oil trade increasing by 21.3% in 2024, reaching approximately AED 44 billion, compared to AED 36.7 billion in 2023.

Additionally, the UAE hosts the largest number of French companies operating in the Middle East, with about 600 companies employing more than 30,000 employees. The UAE is France's second-largest investor in the GCC.

About The UAE-France High Level Business Council

The UAE-France High Level Business Council was launched in Paris on the Occasion of H.H. Sheikh Mohamed bin Zayed AL NAHYAN, President of the United Arab Emirates, state visit to France in July 2022, where President Sheikh Mohamed bin Zayed AL NAHYAN and French President Emmanuel MACRON witnessed and praised the launch of the UAE-France Business Council with a view to increasing further bilateral business opportunities for the benefit of both nations. The Council held its first meeting on 30th January 2023 in Abu Dhabi, which resulted in discussions on methane emissions reduction between TotalEnergies and ADNOC and the launch of a bilateral partnership to accelerate clean energy, focusing on the decarbonization of Hard-to-Abate (HTA) Industries.

India: TotalEnergies to Supply GSPC with 400,000 Tons of LNG per year from 2026

On February 12, 2025, during a ceremony held in New Delhi on the sidelines of the India Energy Week, TotalEnergies and the Gujarat State Petroleum Corporation Limited (GSPC), a state-owned oil and gas company, announced the signing of a long-term Sale and Purchase Agreement (SPA) for a term of ten years starting in 2026. Under this agreement, TotalEnergies is expected to supply GSPC with 400,000 tons of liquefied natural gas (LNG), amounting to six cargoes per year.

The LNG, sourced from TotalEnergies' global portfolio and delivered to terminals on India's west coast, is expected to primarily serve GSPC's industrial customers. It is also expected to supply Indian households for domestic use, businesses, and service stations for vehicles running on Compressed Natural Gas (CNG), such as auto-rickshaws.

In India, natural gas will play a pivotal role in the energy transition. As a cleaner alternative for industrial activities, cooking and transportation, it enhances air quality by reducing greenhouse gas emissions and pollution.

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements (including forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995), notably with respect to the financial condition, results of operations, business activities and strategy of TotalEnergies. This document may also contain statements regarding the perspectives, objectives, areas of improvement and goals of TotalEnergies, including with respect to climate change and carbon neutrality (net zero emissions). An ambition expresses an outcome desired by TotalEnergies, it being specified that the means to be deployed do not depend solely on TotalEnergies. These forward-looking statements may generally be identified by the use of the future or conditional tense or forward-looking words such as “will”, “should”, “could”, “would”, “may”, “likely”, “might”, “envisions”, “intends”, “anticipates”, “believes”, “considers”, “plans”, “expects”, “thinks”, “targets”, “commits,” “aims” or similar terminology. Such forward-looking statements included in this document are based on economic data, estimates and assumptions prepared in a given economic, competitive and regulatory environment and considered to be reasonable by TotalEnergies as of the date of this document.

These forward-looking statements are not historical data and should not be interpreted as assurances that the perspectives, objectives or goals announced will be achieved. They may prove to be inaccurate in the future, and may evolve or be modified with a significant difference between the actual results and those initially estimated, due to the uncertainties notably related to the economic, financial, competitive and regulatory environment, or due to the occurrence of risk factors, such as, notably, the price fluctuations in crude oil and natural gas, the evolution of the demand and price of petroleum products, the changes in production results and reserves estimates, the ability to achieve cost reductions and operating efficiencies without unduly disrupting business operations, changes in laws and regulations including those related to the environment and climate, currency fluctuations, technological innovations, meteorological conditions and events, as well as socio-demographic, economic and political developments, changes in market conditions, loss of market share and changes in consumer preferences, or pandemics such as the COVID-19 pandemic. Additionally, certain financial information is based on estimates particularly in the assessment of the recoverable value of assets and potential impairments of assets relating thereto.

Readers are cautioned not to consider forward-looking statements as accurate, but as an expression of the Company’s views only as of the date this document is published. TotalEnergies SE and its subsidiaries have no obligation, make no commitment and expressly disclaim any responsibility to investors or any stakeholder to update or revise, particularly as a result of new information or future events, any forward-looking information or statement, objectives or trends contained in this document. In addition, the Company has not verified, and is under no obligation to verify any third-party data contained in this document or used in the estimates and assumptions or, more generally, forward-looking statements published in this document.

The information on risk factors that could have a significant adverse effect on TotalEnergies’ business, financial condition, including its operating income and cash flow, reputation, outlook or the value of financial instruments issued by TotalEnergies is provided in the most recent version of the Universal Registration Document which is filed by TotalEnergies SE with the French Autorité des Marchés Financiers and the latest annual report on Form 20-F filed with the SEC.

Additionally, the developments of environmental and climate change-related issues in this document are based on various frameworks and the interests of various stakeholders which are subject to evolve independently of our will. Moreover, our disclosures on such issues, including climate-related disclosures, may include information that is not necessarily "material" under US securities laws for SEC reporting purposes or under applicable securities law.

Cautionary Note to U.S. Investors – The SEC permits oil and gas companies, in their filings with the SEC, to separately disclose proved, probable and possible reserves that a company has determined in accordance with SEC rules. We may use certain terms in this press release, such as “potential reserves” or “resources”, that the SEC’s guidelines strictly prohibit us from including in filings with the SEC. U.S. investors are urged to consider closely the disclosure in the Form 20-F of TotalEnergies SE, File N° 1-10888, available from us at 2, place Jean Millier – Arche Nord Coupole/Regnault - 92078 Paris-La Défense Cedex, France, or at the Company website totalenergies.com. You can also obtain this form from the SEC by calling 1-800-SEC-0330 or on the SEC’s website sec.gov.